Exhibit 99.1

Changyou Announces Appointment of New Chief Financial Officer

Beijing, China, September 29, 2017– Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced the appointment of Yaobin Wang as its chief financial officer.

Mr. Wang brings with him extensive experience in financial management, having held many senior management positions previously in a number of internet companies, including Sohu, Changyou and Kaixin001, where he oversaw finance, legal and M&A functions. Prior to that, he worked at Deloitte for many years. Mr. Wang holds a master’s degree in Business Administration from Renmin University of China. He is a certified public accountant, a certified tax agent and a certified internal auditor.

Mr. Dewen Chen, CEO, commented, “We are pleased to have Yaobin back. Yaobin will be a significant asset to Changyou with his proven experience in finance and his deep understanding of China’s internet industry. Yaobin served as our financial director before and is already very familiar with our business model and corporate culture. I’m sure that Yaobin will hit the ground running immediately and contribute to our continued progress.”

“I am happy to be back and I look forward to working with Changyou’s management team and financial team again to help the company achieve its next set of strategic goals.” Mr. Wang said.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games , such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Ms. Margaret Shi

Investor Relations

Tel: +86 (10) 6192-0800

E-mail: ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com